SRK Consulting
Engineers and Scientists

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, CO
USA 80235

denver@srk.com
www.srk.com

Tel: 303.985.1333
Fax: 303.985.9947

Exhibit 99.8

CONSENT OF TECHNICAL REPORT AUTHOR

Reference is made to the technical report entitled "NI 43-101 Technical Report Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, NV," dated April 16, 2008, which the undersigned has prepared (the "Technical Report"). The undersigned hereby consents to the written disclosure of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of Yukon-Nevada Gold Corp. (the "Corporation") dated March 31, 2011 and the Form 40-F of the Corporation for the fiscal year ended December 31, 2010. The undersigned further consents to the incorporation by reference in Registration Statement on Form S-8 (No. 333-171775) of the Corporation of the extracts from, or summaries of, the Technical Report.

Landy Stinnett P.E.
April 8, 2011

SRK Consulting
Engineers and Scientists

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, CO
USA 80235

denver@srk.com
www.srk.com

Tel: 303.985.1333
Fax: 303.985.9947

Exhibit 99.8

CONSENT OF TECHNICAL REPORT AUTHOR

Reference is made to the technical report entitled "NI 43-101 Technical Report Yukon-Nevada Gold Corp., Ketza River Project, Yukon Territory, Canada," dated April 14, 2008, which the undersigned has prepared (the "Technical Report"). The undersigned hereby consents to the written disclosure of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of Yukon-Nevada Gold Corp. (the "Corporation") dated March 31, 2011 and the Form 40-F of the Corporation for the fiscal year ended December 31, 2010. The undersigned further consents to the incorporation by reference in Registration Statement on Form S-8 (No. 333-171775) of the Corporation of the extracts from, or summaries of, the Technical Report.

Leah Mach

Leah Mach, CPG, MSc
April 8, 2011

SRK Consulting
Engineers and Scientists

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, CO
USA 80235

denver@srk.com
www.srk.com

Tel: 303.985.1333
Fax: 303.985.9947

Exhibit 99.8

CONSENT OF TECHNICAL REPORT AUTHOR

Reference is made to the technical report entitled "NI 43-101 Technical Report Yukon-Nevada Gold Corp., Ketza River Project, Yukon Territory, Canada," dated April 14, 2008, which the undersigned has prepared (the "Technical Report"). The undersigned hereby consents to the written disclosure of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of Yukon-Nevada Gold Corp. (the "Corporation") dated March 31, 2011 and the Form 40-F of the Corporation for the fiscal year ended December 31, 2010. The undersigned further consents to the incorporation by reference in Registration Statement on Form S-8 (No. 333-171775) of the Corporation of the extracts from, or summaries of, the Technical Report.

Russell White, P.Geo.
April 8, 2011


State of Washington
2293
Licensed Geologist
Russell Edward White

Group Offices:	Canadian Offices:		U.S. Offices:	
Africa	Saskatoon	306.955.4778	Anchorage	907.677.3520
Asia	Sudbury	705.682.3270	Denver	303.985.1333
Australia	Toronto	416.601.1445	Elko	775.753.4151
Europe	Vancouver	604.681.4196	Fort Collins	970.407.8302
North America	Yellowknife	867.445.8670	Reno	775.828.6800
South America			Tucson	520.544.3688